UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
_______________________

Hemisphere Media Group, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

42365Q103
(CUSIP Number)

Alan J. Sokol
Hemisphere Media Group, Inc.
4000 Ponce de Leon Boulevard, Suite 650
Coral Gables, Florida, 33146
305-421-6364
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)
_______________________

August 13, 2019
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42365Q103	SCHEDULE 13D	Page 2 of 4

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sokol, Alan J.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,341,171 (1) (2) (See Item 4 and Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 941,171 (2) (See Item 4 and Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,341,171 (1)(2) (See Item 4 and Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (3)
14	TYPE OF REPORTING PERSON IN

______________

(1)
Includes 300,000 shares of restricted Class A common stock granted pursuant to the Hemisphere Media Group, Inc. Amended and Restated 2013 Equity Incentive Plan that will vest in equal annual installments on each of the first three anniversaries of April 5, 2019, subject to the Reporting Person’s continued employment with Hemisphere Media Group, Inc. Includes 100,000 shares of restricted Class A common stock that will vest upon the fair market value of the Class A common stock price reaching or exceeding $15.00 per share on at least ten trading days (which need not be consecutive) following April 4, 2013 (the “Effective Date”).

(2)
Includes 366,171 shares of Class A common stock and 575,000 shares of Class A common stock issuable upon exercise of stock options exercisable within 60 days of August 13, 2019.  Does not include (i) 212,500 shares of Class A common stock issuable upon exercise of stock options that will vest upon the fair market value of the Class A common stock price reaching or exceeding $15.00 per share on at least ten trading days (which need not be consecutive) following the Effective Date, (ii) 37,500 shares of Class A common stock issuable upon exercise of stock options that will vest upon the fair market value of the Class A common stock price reaching or exceeding $15.00 per share on at least ten trading days (which need not be consecutive) following the Effective Date, which options are being held in constructive trust by the Reporting Person until the vesting condition is satisfied, at which point such options shall be transferred as previously reported by Reporting Person, and (iii) 500,000 shares of Class A common stock issuable upon exercise of stock options that will vest in equal annual installments on each of the first three anniversaries of April 5, 2019.

(3)	Based on 20,256,791 shares of Issuer’s Class A common stock issued and outstanding as of August 13, 2019.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 3 of 4

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D amends the corresponding items in the Schedule 13D filed with the Commission by Mr. Sokol (the “Reporting Person”) on April 15, 2019 (the “Original Schedule 13D”), as specifically set forth herein, and except as otherwise specified in this Amendment No. 1, all other items of the Original Schedule 13D remain unchanged in all material respects. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Original Schedule 13D.
Item 4. Purpose of Transaction.
Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

On August 13, 2019, pursuant to the Hemisphere Media Group, Inc. Amended and Restated 2013 Equity Plan, the Reporting Person was granted 300,000 shares of restricted Class A common stock and 500,000 options to purchase shares of Class A common stock, which will vest in equal annual installments on each of the first three anniversaries of April 5, 2019, such RSAs and Options in addition to the RSAs and Options granted to the Reporting Person on November 10, 2016 pursuant to that certain Amended and Restated Employment Agreement, dated as of October 26, 2016, by and between the Reporting Person and the Issuer (the “Employment Agreement”), which vested in equal annual installments on each of the first three anniversaries of April 5, 2016, and the RSAs and Options granted to the Reporting Person on April 9, 2013 pursuant to the Employment Agreement, which vested in equal annual installments on each of the first three anniversaries of April 4, 2013. It is currently expected that, consistent with the terms of the Employment Agreement and past practice, there may be future issuances of RSAs and Options to the Reporting Person. It is currently expected that employees, consultants and directors of the Issuer may receive future awards of RSAs and Options by the Issuer (as well as continue to vest into existing Options and RSA grants) consistent with past practice, and as Chief Executive Officer, President and member of the Board, the Reporting Person will evaluate any such issuances.

It is the current intent of the Issuer to continue to grow through strategic acquisitions, and as Chief Executive Officer, President and member of the Board, the Reporting Person reviews and evaluates potential transactions and the consideration used, which may include Class A common stock.

Except as described above, the Reporting Person presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
Item 5 of the Original Schedule 13D is hereby amended and restated as follows:
(a) and (b) The Reporting Person is the beneficial owner of 1,341,171 shares of Class A common stock representing approximately 6.4% of the Class A common stock, including (i) 766,171 shares of Class A common stock; and (ii) 575,000 shares of Class A common stock issuable upon exercise of stock options exercisable within 60 days of August 13, 2019.  Percentage ownership is based on 20,256,791 shares of Issuer’s Class A common stock issued and outstanding as of August 13, 2019.
The Reporting Person has sole power to direct the voting of all of the shares of Class A common stock beneficially owned by him. The Reporting Person has sole power to direct the disposition of 941,171 shares of Class A common stock, which includes 366,171 shares of Class A common stock and 575,000 shares of Class A common stock issuable upon exercise of stock options exercisable within 60 days of August 13, 2019. The Reporting Person does not have the power to direct the disposition of 100,000 shares of restricted Class A common stock, which will vest upon the fair market value of the Class A common stock price reaching or exceeding $15.00 per share on at least ten trading days (which need not be consecutive) following the Effective Date. The Reporting Person does not have the power to direct the disposition of 300,000 shares of restricted Class A common stock, which will vest in equal annual installments on each of the first three anniversaries of April 5, 2019.
(c), (d) and (e) Not applicable.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2019
By:	/s/ Alan J. Sokol
	Name:	Alan J. Sokol
	Title:	Chief Executive Officer, President and Director of the Issuer